Pacific Rim Mining Corp.
Interim Consolidated Balance Sheets
(Prepared by Management)
In thousands of U.S. Dollars

	As at	As at
	January 31,	April 30,
ASSETS	2008	2007
	(unaudited)
Current Assets

Cash and cash equivalents	$755	$2,496
Temporary investments (Note 4)	1,559	7,937
Bullion (Note 5)	1,203	778
Receivables and prepaids	242	322
Production inventory	280	299
	4,039	11,832

Property, Plant and Equipment (Note 6)	7,159	6,271
Closure Fund (Note 7)	3,786	3,391
	$14,984	$21,494

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$1,510	$2,285
Accrued closure costs- current portion (Note 9)	250	250
	1,760	2,535

Accrued Closure Costs (Note 9)	2,344	2,322
	4,104	4,857

SHAREHOLDERS’ EQUITY
Share Capital (Note 10)
Authorized:
unlimited common shares without par value
Issued and fully paid:	77,120	76,765
110,064,460 shares outstanding (109,781,960 @
Apr.30/07)
Contributed Surplus - Statement attached	2,316	1,993
Accumulated Other Comprehensive Income - Statement
attached	266	-
Deficit - Statement attached	(68,822)	(62,121)
	10,880	16,637
	$14,984	$21,494
Going Concern (Note 1)

APPROVED BY THE BOARD OF DIRECTORS:

“Paul Sweeney”	, Director

“Catherine McLeod-Seltzer”	, Director

- See Accompanying Notes -

Pacific Rim Mining Corp.
Interim Consolidated Statements of Loss
(Prepared by Management)
In thousands of U.S. Dollars, except per share amounts
(unaudited)

	Three Months Ended		Nine Months Ended
	January 31		January 31
	2008	2007	2008	2007
Revenue
Sales	$2,095	$1,044	$6,187	$5,249

Cost of Sales
Operating costs	1,723	539	3,954	3,229
Depreciation, depletion and
amortization	84	5	254	13
	1,807	544	4,208	3,242

Mine Operating Income	288	500	1,979	2,007

Expenses (Income)
Exploration
- direct	3,234	2,308	8,873	6,826
- stock-based compensation
(Note 10)	39	66	123	181
General and administrative
- direct	523	560	1,631	1,566
- stock-based compensation
(Note 10)	62	86	339	640
Foreign exchange	263	516	(614)	575
Interest income	(130)	(152)	(338)	(509)
	3,991	3,384	10,014	(9,279)
Loss Before Taxes and
Discontinued Operations	(3,703)	(2,884)	(8,035)	(7,272)

Income Taxes	-	(90)	(66)	(103)
Loss Before Discontinued
Operations	(3,703)	(2,974)	(8,101)	(7,375)

Discontinued Operations -
Recovery of Investment In
Andacollo Mine (Note 1)	-	-	1,400	1,000

Loss for the Period	$(3,703)	$(2,974)	$(6,701)	$(6,375)
Loss Per Share Before
Discontinued Operations -
Basic and Diluted	$(0.03)	$(0.03)	$(0.07)	$(0.07)
Loss Per Share After
Discontinued Operations -
Basic and Diluted	$(0.03)	$(0.03)	$(0.06)	$(0.06)
Weighted average shares
outstanding during the period	110,053,862	106,883,497	109,920,529	106,519,077

- See Accompanying Notes -

Pacific Rim Mining Corp.
Interim Consolidated Statements of Shareholders’ Equity
(Prepared by Management)
In thousands of U.S. Dollars
(unaudited)

				Accumulated
	Share Capital		Contributed	Other	Accumulated
	Common Shares		Surplus	Comprehensive	Deficit	Total
				Income
	Number	$	$	$	$	$

Balance – April 30, 2007	109,781,960	76,765	1,993	-	(62,121)	16,637
Adoption of new accounting
standard (see note 2)	-	-	-	78	-	78
Stock-based
compensation	-	-	462	-	-	462
Fair value of options exercised	-	139	(139)	-	-	-
Shares issued for cash-options
exercised	282,500	216	-	-	-	216

Unrealized gain on financial
assets classified as available-
for-sale	-	-	-	476	-	476

Realized gain on sale of
financial assets classified as
available-for-sale transferred to
net loss	-	-	-	(288)	-	(288)
Loss for the period	-	-	-	-	(6,701)	(6,701)

Balance – January 31, 2008	110,064,460	77,120	2,316	266	(68,822)	10,880

- See Accompanying Notes –

Pacific Rim Mining Corp.
Interim Consolidated Statements of Cash Flows
(Prepared by Management)
In thousands of U.S. Dollars
(unaudited)

	Three Months		Nine Months
	Ended		Ended
	January 31,		January 31,
	2008	2007	2008	2007
Operating Activities
Loss from continuing operations	(3,703)	$(2,974)	$(8,101)	$(6,375)
Adjustment to reconcile loss to cash
flow used for operating activities:
Depletion, depreciation and
amortization	87	9	266	23
Stock-based compensation	101	152	462	821
Stock issued for services	-	-	-	111
Accretion cost	27	52	82	52
Stock issued for property option
payment	-	72	-	72
Warrants issued for property
option payment	-	38	-	38
Net interest earned on closure
fund	(39)	(38)	(119)	(108)
	(3,527)	(2,689)	(7,410)	(5,366)
Changes in non-cash working
capital:
Accounts payable and accrued
liabilities	(407)	318	(775)	510
Closure cost expenditures	(5)	(16)	(61)	(91)
Inventories	(35)	(750)	(405)	(855)
Receivables	467	(77)	80	(101)
Cash Flow Used for Operating
Activities	(3,507)	(3,214)	(8,571)	(5,903)
Investing Activities
Temporary investment redemption	3,146	3,189	6,367	5,433
Advance on option payment	-	(300)	-	(300)
Purchase of property, plant and
equipment	(14)	(255)	(1,153)	(500)
Proceeds from discontinued
operations	-	-	1,400	-
Cash Flow Provided By Investing
Activities	3,132	2,634	6,614	4,633
Financing Activities
Shares issued for cash, net of
issuance cost	11	170	216	462
Cash Flow Provided By Financing
Activities	11	170	216	462

Change in Cash and Cash
Equivalents	(364)	(410)	(1,741)	(807)
Cash and cash equivalents -
Beginning of period	1,119	1,360	2,496	1,757
Cash and Cash Equivalents - End of
Period	$755	$950	$755	$950

- See Accompanying Notes –

Pacific Rim Mining Corp.
Interim Consolidated Statements of Comprehensive Loss
(Prepared by Management)
In thousands of U.S. Dollars
(unaudited)

	Three Months	Nine Months
	Ended	Ended
	January 31,	January 31,
	2008	2008

Net Loss for the Period	$(3,703)	$(6,701)

Other comprehensive income
Unrealized gains on investments available for sale	98	188

Comprehensive Loss for the Period	$(3,605)	$(6,513)

- See Accompanying Notes -

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

1.	Nature of Operations, Going Concern and Basis of Presentation

The Company is involved in the exploration, development and operation of gold properties. The Company owns a 49% interest in the Denton-Rawhide Mine, located near Fallon, Nevada, U.S.A., a 100% interest in certain mineral properties, known as El Dorado, located in El Salvador and exploration interests in other mineral claims in El Salvador, Chile and Argentina.

The Company has not yet confirmed whether any of its exploration properties contain mineral deposits that are economically recoverable. The recoverability of any amounts capitalized for Mining Property Acquisition costs in El Salvador is dependent upon the existence of economically recoverable mineral deposits, the ability of the Company to obtain the necessary financing to complete the exploration and development of its exploration properties, and upon future profitable production or proceeds from the disposition of its properties.

Going Concern

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There are conditions and risks that, if they came to fruition, would cast substantial doubt on the validity of this assumption.

During the nine months ending January 31, 2008, the Company incurred a loss of $6,701 and had an accumulated deficit of $68,822. The operations of the Company have been funded primarily by its interest in the Denton-Rawhide Joint Venture and the use of funds raised through a short form prospectus equity financing that closed on March 1, 2006. The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future.

These interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption to be inappropriate and these adjustments could be material.

Basis of Presentation

These interim consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Dayton Mining (US) Inc., Pacific Rim Exploration Inc., Pac Rim Cayman, Pacific Rim El Salvador S.A. de C.V., Dorado Exploraciones S.A. de C.V., Pac Rim Caribe III, International Pacific Rim S.A. and Pacific Rim Chile Limitada.

The 49% joint venture interest in Denton-Rawhide is accounted for on the proportionate consolidation basis.

The United States dollar is the Company’s principal reporting currency and the currency of measurement for all financial transactions reported in these interim consolidated financial statements.

With the exception of changes in accounting policies adopted since April 30, 2007 as described in note 2, the accompanying unaudited interim consolidated financial statements (the “financial statements”) have been prepared by management in accordance with the accounting principles and methods of application disclosed in the Company’s audited consolidated financial statements for the fiscal year ended April 30, 2007.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

1.	Going Concern, Nature of Operations and Basis of Presentation - continued

The financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly these financial statements should be read in conjunction with the audited financial statements and accompanying notes contained in the Company’s annual report for the year ended April 30, 2007 (the “Annual Report”).

The carrying values of the assets and liabilities of the Chilean operating subsidiary that owns the permanently closed Andacollo Mine were written off in December, 2000 with a corresponding charge to income at that time. Proceeds from creditor distributions and payments related to subsequent sales of the previously written off assets are credited in the year received to income as “Recovery of Investment in Andacollo Mine”.

The Company entered into an agreement dated September 21, 2005, with an arms-length buyer, to sell 100% of the shares of the Cayman and Chilean subsidiaries that owned the previously written off Andacollo Mine assets for a total price of $5,400. $3,000 of the sale price was received upon signing the agreement. The first payment of $1,000 against a $2,400 promissory note was received on September 20, 2006 as scheduled. The remaining payment of $1,400 due on September 20, 2007 was received as scheduled. The promissory note bore no interest and was secured by a charge over the assets sold.

2.	Significant Accounting Policies and Changes in Accounting Policies

On May 1, 2007, the Company adopted new accounting standards issued by the Canadian Institute of Chartered Accountants relating to financial instruments. These changes were adopted on a prospective basis with no restatement of prior year financial statements. The new accounting standards are as follows:

Financial Instruments

In accordance with this new standard, all financial instruments are classified as held-to-maturity, available-for-sale, held-for-trading or loans and receivables. Financial assets classified as held-to- maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at cost. Financial instruments classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Financial instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in income.

As a consequence of adopting the Financial Instruments standard at May 1, 2007, temporary investments increased by $64 and the closure fund balance increased by $78, reflecting the adjustment for unrealized gains to state the balances at fair value.

Comprehensive income

In accordance with the new standard, a consolidated statement of comprehensive income/loss is now included in the Company’s consolidated financial statements and accumulated comprehensive income has been added to the shareholders’ equity section of the consolidated balance sheets. Accumulated comprehensive income/loss includes unrealized gains and losses on the financial assets classified as available-for-sale.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

3.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, temporary investments, receivables, closure fund, and accounts payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.	Temporary Investments

	January 31,	April 30,
	2008	2007
Investments	$ 1,559	$ 7,937
		February 13, 2008 and
Maturity date	February 13, 2008	August 15, 2007
Interest rate per annum	4.05%	4.43% and 4.62%

* Temporary investments are comprised of bankers acceptances guaranteed by large North American banking institutions, are callable on demand and pay interest for the period of the investment.

5.	Bullion

	January 31, 2008		April 30, 2007
	Gold	Silver	Gold	Silver
Ounces at refinery	1,220	8,824	1,192	18,013
Market value per ounce ($/oz.)*	$865	$16.84	$678	$13.40
Market value	$1,055	$148	$808	$241
Total market value	$1,203		$1,049
Valuation – lower of cost and market	$1,203		$ 778

6.	Property, Plant and Equipment

	January 31,	April 30,
	2008	2007
Office Equipment and Vehicles	$549	$252
Accumulated depreciation	(187)	(175)
	362	77
Rawhide Mining Facility	26,656	26,542
Accumulated depreciation and amortization	(25,313)	(25,059)
	1,343	1,483
Mining Property Acquisition Costs – El Salvador	5,454	4,711
	$7,159	$6,271

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

7.	Closure Fund

The Denton-Rawhide Closure Fund investments are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The balance of the investments at January 31, 2008 are presented at fair market value of $3,786 (see note 2). At April 30, 2007, the balance was presented at cost of $3,391, while the fair market value was $3,468.

At January 31, 2008, the closure trust funding is in excess of estimated total closure cost liabilities. The Company will not have access to any excess funding of these trusts until all related closure liabilities are satisfied and reclamation work is deemed complete by the Denton-Rawhide joint venture operator. Completion date of the reclamation work cannot be reasonably estimated at this time.

8.	Mineral Properties

a)	El Salvador Properties

The Company holds a 100% interest in certain mineral properties in El Salvador known as El Dorado. An Environmental Impact Study has been submitted to governmental authorities for their consideration and required approval before the exploration licence can be converted to an exploitation concession which is required to carry out mining in the licence area.

i)

Annual advance minimum royalty payments are required on the El Dorado property, which are the greater of $50 per year or a 3% net smelter return royalty (“NSR”). The Company has the right to purchase the NSR for $4,000 ($1,000 for 1.5% and $3,000 for the remainder) provided that the royalty is at least partially acquired within six months of commercial production.

All licences are subject to an El Salvador governmental NSR of 2%.

ii)

By agreement dated March 29, 2006, the Company has superseded an option agreement dated November 14, 2003 to acquire a parcel of land suitable for mineral exploitation activities within the El Dorado exploration licence area. Under the terms of the new agreement the Company has prepaid an annual rental fee in the amount of $29 with the option to purchase the parcel for a payment of $971 at any time up to April 1, 2007. During the third quarter of 2007, the Company commenced the process of exercising its option to purchase the parcel and advanced $300 of the $971 payment. During the first quarter of 2008, upon transfer of title in the parcel of land to the Company, the final $671 was paid.

	iii)	The Company maintains an additional 4 exploration licences adjacent to the El Dorado property known as Santa Rita, Guaco, Huaucuco and Pueblos.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

8.	Mineral Properties - continued

	a)	El Salvador Properties - continued

iv)

By agreement dated February 6, 2006, the Company agreed to acquire from a consortium of private companies a 100% interest in an El Salvador exploration concession to be known as the Zamora property. This agreement was subsequently amended in September 2006 to include the acquisition of a 100% interest in the Cerro Colorado claims while maintaining the provisions in the agreement for the Company’s acquisition of the Zamora claims. Under the terms of the amended agreement, the Company maintains an option to purchase the Cerro Colorado and Zamora exploration concessions by making advance royalty payments as follows:

Upon TSX approval of the agreement:	100,000 shares plus 100,000 warrants of the Company
Yearly payments:	The greater of:
First anniversary	100,000 shares or $100 in shares of the Company
Second anniversary	140,000 shares or $140 in shares of the Company
Third anniversary	200,000 shares or $200 in shares of the Company
Fourth anniversary	300,000 shares or $300 in shares of the Company
Fifth and subsequent anniversaries	400,000 shares or $400 in shares of the Company

The advanced royalty payments will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora claims will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial production from the Cerro Colorado or Zamora claims, the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10,000 (inclusive of the value of the advance royalty payments made).

Upon TSX approval of the original agreement, 50,000 shares were issued on March 8, 2006. Upon TSX approval of the amended agreement, 100,000 shares and 100,000 warrants of the Company were issued on November 8, 2006. On February 13, 2007 and February 11, 2008, 100,000 and 140,000 shares respectively were issued pursuant to the first and second anniversary payments.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

8.	Mineral Properties - Continued

	b)	Denton-Rawhide Joint Venture

		i)	The Company owns a 49% interest in the Denton-Rawhide Mine. The Company’s 49% interest in assets and liabilities related to the joint venture is summarized as follows:

	January 31,	April 30,
	2008	2007
Current assets	$1,794	$1,209
Property, plant and equipment	1,343	1,483
Closure fund	3,786	3,391
Current liabilities	(1,127)	(1,003)
Long-term liabilities	(2,344)	(2,322)
Net assets	$3,452	$2,758

The condensed statements of operating income of the Company’s 49% interest are as follows:

	Three Months Ended		Nine Months Ended
	January 31,	January 31,	January 31,	January 31,
	2008	2007	2008	2007
Sales	$2,095	$1,044	$6,187	$5,249
Costs and expenses	(1,807)	(544)	(4,208)	(3,242)
Net income	$288	$500	$1,979	$2,007

The condensed statements of cash flows of the Company’s 49% interest are as follows:

	Three Months Ended		Nine Months Ended
	January 31,	January 31,	January 31,	January 31,
	2008	2007	2008	2007

Cash flows provided by operations	$302	$149	$1,605	$1,374
Cash flows provided by (used for)
investing activities	-	(254)	(114)	(254)
Cash flows provided by (used for)
financing activities	-	-	-	-

Net cash flows	$302	$403	$1,491	$1,120

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

8.	Mineral Properties - Continued

	b)	Denton-Rawhide Joint Venture - continued

ii)

By agreement dated October 28, 2004 and subsequently amended effective October 1, 2006, and amended again in November 2007 between the Company and Kennecott Rawhide Mining Company (the Denton-Rawhide joint venture partners – “Rawhide”) and Nevada Resource Recovery Group LLC (“NRRG”), Rawhide has agreed to the transfer of certain properties and assets required for an approved landfill business. The landfill will be operated and permitted by NRRG, utilizing the existing mine open pits as landfill sites, to dispose of permitted non- ,hazardous municipal wastes. As consideration for certain real property, including access and water rights, NRRG will pay $1,500. $500 of the amount has been paid into trust to fund additional activities needed to close the transaction, including the acquisition of title to additional lands within the area of interest to perfect the title of lands required for the operation. Should Rawhide complete these items and NRRG does not or is not able to complete their undertakings, any unspent balance in the trust will be released to Rawhide. The $1,000 balance of the consideration is to be paid on the closing date. Upon closing Rawhide and NRRG will sign a royalty payment agreement based on tipping fees generated by the landfill operation. Additional consideration, still to be determined, for certain buildings and other property required for the operation, will be paid to Rawhide on closing. The $500 received from NRRG has not been reflected in these financial statements as Rawhide has not yet removed the conditions for release from escrow. The November 2007 amendment extended the closing date of the sale of the lands comprising the Denton-Rawhide open pits to on or before October 31, 2008 (formerly October 31, 2007 pursuant to the first amendment to the agreement).

c)	Other Exploration Properties

The Company holds exploration rights on mineral claims in Argentina which are largely unexplored and undeveloped.

9.	Accrued Closure Costs

The Company estimates its share of closure liabilities at the Denton-Rawhide Mine to be $3,578 at January 31, 2008 (April 30, 2007 - $3,556) of which $3,328 (April 30, 2007 - $3,306) is long-term and $250 (April 30, 2007 - $250) is current. Accrued closure costs consist of a pension liability component and an asset retirement obligation component. The closure fund (Note 7), held in trust, is provided as security to the mine operator for the Company’s portion of estimated closure liabilities.

Estimated closure liabilities are as follows:

		January 31, 2008		April 30, 2007
Current	$		$
Pension Liability		115		115
Asset retirement obligation (“ARO”)		135		135
		250		250
Long-term
Pension Liability		$1,099		$1,099
Pension asset		(984)		(984)
Asset retirement obligation		2,229		2,207
		2,344		2,322

Accretion cost during the period		$82		$60

Reclamation expenditures during the period		$(61)		$(127)

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

10.	Share Capital

Common Shares

The Company filed a Notice of Alteration of Articles, under the new Business Corporations Act (British Columbia) which, effective January 20, 2005 altered its authorized share structure from 1,000,000,000 common shares to an unlimited number of common shares.

Stock and warrants issues

	Number of warrants	Exercise price ($Cdn)	Expiry
April 30, 2007	100,000	0.81	November 7, 2009
Issued	-	-
Exercised	-	-
January 31, 2008	100,000	0.81	November 07, 2009

The assumptions used to determine the cost in the warrants pricing model are summarized below:

Date of warrant grant	November 8, 2006
Average risk free interest rate	4.00%
Average expected option life	3 years
Stock volatility – based on trading history	54.138%
Dividend payments during life of option	none
Total fair value of warrants granted	$51

Stock Options

In April 2002 Dayton Mining Corporation and Pacific Rim Mining Corporation were amalgamated. The stock options outstanding at that date were combined, provided that upon surrender, termination or expiry without exercise the shares would not be available for the grant of new options. There are no options outstanding under these pre-amalgamation plans as all options either have been exercised or have expired.

In October 2002 shareholders approved a stock option and bonus plan under which, up to 6,000,000 common shares are reserved for the grant of stock options and up to 367,000 common shares were reserved for the grant of bonus shares to directors, employees or consultants (“Eligible Parties”).

On August 29, 2006, shareholders adopted an evergreen incentive stock option plan (“2006 Plan”) whereby the maximum number of shares reserved for grant to Eligible Parties under the 2006 Plan is equal to 10% of the number of shares outstanding at the time of the grant, including all outstanding options granted under the 2002 Plan. The 2006 Plan replaces the 2002 Plan and the Company has discontinued granting any options under the 2002 Plan. However, any outstanding options granted under the 2002 Plan will continue to be governed by the 2002 Plan.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

10.	Share Capital - continued

Stock Options - continued

Current option details are as follows:

	Number of Options
			Weighted Average
			Exercise Price
	October 2002 Plan	August 2006 Plan	(in Cdn $)	Expiry
Options outstanding at April 30, 2007	3,582,500	1,795,000	$0.86	2007-2010
9 mos. ended January 31, 2008 - granted	-	580,000	$0.97	2012
- exercised	(282,500)		$0.79
- cancelled	(60,000)	(30,000)	$0.84
Options outstanding at January 31, 2008	3,240,000	2,345,000	$0.88	2007-2012
Options vested as at January 31, 2008	2,906,666	1,535,000		2007-2012

The following table summarizes information about stock options outstanding to directors and employees as at January 31, 2008.

	Exercise Price	Number	Number
Expiry Date	(in Cdn $)	Outstanding	Vested
July 23, 2008	$0.43	130,000	130,000
October 8, 2008	$0.85	1,065,000	1,065,000
February 18, 2010	$0.75	1,045,000	1,045,000
June 15, 2011	$0.74	500,000	333,333
August 27, 2011	$0.92	500,000	333,333
August 28, 2011	$0.92	1,440,000	1,065,000
December 03, 2011	$1.34	125,000	83,333
February 11, 2012	$1.32	200,000	66,667
June 12, 2012	$0.90	60,000	20,000
June 27, 2010*	$0.99	220,000	-
Aug 27, 2012	$0.96	300,000	300,000
		5,585,000	4,441,666

* These are performance vested options that have a term of three years and vest upon attaining specified milestones.

Stock-based compensation expense as calculated using the Black-Scholes Option Pricing Model are summarized below with the assumptions used in the pricing model.

Stock-based Compensation
Expense :	Three Months Ended		Nine Months Ended
	January 31,	January 31,	January 31,	January 31,
	2008	2007	2008	2007
Administrative costs	$62	$86	$339	$640
Exploration costs	39	66	123	181
Total stock-based comp.	$101	$152	$462	$821

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

10.	Share Capital - continued

Stock Options - continued

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options at the date of grant.

11.	Gold Forward Sales Contracts – (Metal Prices in U.S. Dollars)

At January 31, 2008, the Company had a forward sales contract position of 500 ounces for future delivery in February 2008 at an average price of US$777 (compared to 1,000 ounces for future delivery of gold at various dates from May 2007 to June 2007 at an average price of US$688 per ounce at April 30, 2007). At January 31, 2008, the Company’s outstanding forward sales contracts had a fair value of $(74) (April 30, 2007- $10) which represented fair value to the Company if it were to settle those contracts prior to maturity.

The credit risk exposure related to the Company’s gold hedging activities is limited to the unrealized gains (losses) on outstanding contracts based on current market prices. The Company’s gold hedging contract counter parties are large international credit-worthy institutions.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

12.	Income Taxes

The Company has used prior period losses to eliminate income taxes that would otherwise be payable on current period income, except in the United States, where the Company’s US subsidiary, Dayton Mining (U.S.) Inc. is currently in a taxable position.

13.	Commitments

Lease Commitments

The Company is committed to payments under operating leases for office premises, office equipment and vehicles described in Note 13 of the audited consolidated financial statements contained in the April 30, 2007 annual report of the Company.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

14.	Segmented Information

	January 31,	April 30,
	2008	2007
Total Assets
Canada	$2,104	$9,748
USA	6,997	6,183
El Salvador	5,874	5,554
Argentina	9	9
Total	$14,984	$21,494

Total Property, Plant and Equipment
Canada	$362	$77
USA	1,343	1,483
El Salvador	5,454	4,711
Argentina	-	-
Chile	-	-
	$7,159	6,271

	Three Months Ended		Nine Months Ended
	January 31,	January 31,	January 31,	January 31,
	2008	2007	2008	2007
Revenue, Excluding Interest Income
USA	$2,095	$1,044	$6,187	$5,249

Total	$2,095	$1,044	$6,187	$5,249

Depreciation, Depletion and Amortization
Canada	$3	$3	$12	$10
USA	84	5	254	13
El Salvador	-	-	-	-
Argentina	-	-	-	-
Chile	-	-	-	-

Total	$87	$8	$266	$23

Net Income (Loss)
Canada	$(650)	$(922)	$(848)	$(2,068)
USA	220	322	1,735	1,682
El Salvador	(3,227)	(2,301)	(8,792)	(6,770)
Argentina	(46)	(74)	(193)	(217)
Chile	-	1	1,397	998

Total	$(3,703)	$(2,974)	$(6,701)	$(6,375)

15.	Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current period’s presentation.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
January 31, 2008
In thousands of U.S. Dollars, except per share amounts
(unaudited)

16.	Subsequent Event

Subsequent to January 31, 2008, the Company announced its intention to raise financing through a non-brokered private placement of up to 6,711,000 Units priced at CDN$1.05/unit representing total gross proceeds of up to CDN$7,046,550. The private placement was on a best-efforts/commercially reasonable basis, and closed on February 29, 2008. Each Unit is comprised of one common share in the Company and one non-transferable share purchase warrant that entitles the holder to acquire one additional share of the Company at a price of CDN$1.35 for a period of 18 months following the close of financing.